FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement filed on Form 6-K on April 5, 2006, have been adopted, as follows:

1.	to elect the following persons to serve as members of the Board of Directors: Messrs. Edouard Cukierman, Joel Adler, Adiv Baruch, Avishai Gluck, Andrea Mandel-Mantello, Ronen Zavlik and Jean-Marc Bally, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	to reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the Company’s Independent Auditors.

3.	to increase the registered share capital of the Company to 140,000,000 NIS divided into 35,000,000 ordinary shares 4 NIS nominal value each, and to amend article 4.1 of the Company’s Articles of Association and section 4 of the Memorandum of Association, accordingly.

4.	to amend articles 4.3, 16.9, 17.6, 19.1, and 22 of the Company’s Articles of Association, as recommended by the Board of Directors.

5.	to amend the indemnification agreements issued and to be issued in the future to directors of the Company, in light of the amendment to Article 22 of the Company’s Articles of Association.

6.	to approve the grant of 65,000 ordinary shares to Mr. Adiv Baruch, and the grant of 187,100 options to purchase ordinary shares to Signum Ltd., under the terms and conditions detailed in the proxy statement.

7.	to approve the grant of 21,666 ordinary shares and 233,876 options to purchase ordinary shares, to Mr. Edouard Cukierman, under the terms and conditions detailed in the proxy statement.

8.	to authorize the Audit Committee and Board of Directors to distribute bonuses to the Chaiman and the CEO of the Company, at their discretion, under the terms and conditions detailed in the proxy statement.

9.	to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, from 1 million to 1.5 million.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: May 18, 2006